OLD SECOND BANCORP, INC.
Offer to Purchase for Cash Up To
650,000 Shares of Its Common Stock

May 20, 2003

Dear Stockholder:

        We are pleased to announce our offer to purchase shares of our common stock, $1.00 par value per share (the "Shares"), from you at the purchase price of $42.50 per Share. Our board of directors has approved a repurchase of up to 650,000 Shares, or approximately 8.8% of our 7,420,505 outstanding Shares, directly from our stockholders. You will not be charged any brokerage fees or commissions will be charged to you if you tender your Shares. We are making this offer because we believe that, given the current market value of Shares and favorable interest rate environment, the purchase is an attractive opportunity for Old Second Bancorp to add a new form of capital to our equity base in the form of trust preferred securities, which we expect to offer to the public to fund this repurchase. Additionally, we believe that this offer is beneficial to our stockholders because it will provide liquidity by giving stockholders an opportunity to sell all or a part of their investment in us on potentially more favorable terms than would otherwise be the case. A copy of the Offer to Purchase, which outlines the terms of this offer, is enclosed with this letter and we urge you to read it carefully.

        If you own less than 100 Shares and tender all of your Shares, you will receive priority and have all of your Shares purchased even if more than 650,000 Shares are tendered.

        The offer, and the procedures you must follow if you want to tender your common shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal and related documents.

        We encourage you to read carefully the Offer to Purchase, Letter of Transmittal and related documents. Neither Old Second Bancorp nor our board of directors makes any recommendation to any stockholder whether or not to tender any shares, or at what price shares should be tendered.

        To assist us with this offer, we have engaged Howe Barnes Investments, Inc. to serve as the Information Agent and Dealer Manager. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call our investors relations department at (630) 906-5480 or Howe Barnes Investments, the Information Agent/Dealer Manager, toll free at (800) 929-4693.

        Please note that the offer is scheduled to expire at 5:00 p.m., Aurora, Illinois time, on June 24, 2003, unless extended by Old Second Bancorp. Again, we encourage you to read carefully the enclosed materials.

Thank you for your consideration.

Sincerely,

James E. Benson Chairman	William B. Skoglund President and Chief Executive Officer